

March 10, 2017

Via E-mail
Edward P. Lorin, Chief Executive Officer
Impact Housing REIT, LLC
1411 5th Street
Suite 406
Santa Monica, CA 90401

> **Re: Impact Housing REIT, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 13, 2017**
> **File No. 024-10649**

Dear Mr. Lorin:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1.   We note your response to comments 2 and 8 of our letter dated December 29, 2016. When you have formalized the agreement, please revise to identify the escrow agent and file the agreement in accordance with Item 601(b)(4) of Regulation S-K.

2.   We note your response to comment 3 of our letter dated December 29, 2016 and your revised disclosure on the cover page that you may periodically raise or lower the price of the Series A Investor Shares through "filing a supplement to the Offering Circular." Please clearly disclose on the cover page that you will file a supplement or an amendment as disclosed on page 40.

The Fund

Investment Strategy

Summary of Investment Strategy, page 16

3.	We note that your revised summary discloses quantitative performance information regarding prior projects. Please remove this quantitative disclosure from the summary section. We note that this quantitative disclosure is explained elsewhere with additional information.

Impact Investing, page 18

4.	Please clarify if you are a member of Global Impact Investing Network.

Our Competitive Advantages, page 20

5.	We note your disclosure that your management has more than 100 combined years of experience. Please revise to provide each individual's experience as it is not appropriate to aggregate experience.

Security Ownership of Management, page 34

6.	We note your response to comment 1 of our letter dated December 29, 2016. Please identify the natural persons with voting or dispositive control over the company´s securities. Please refer to Item 403 of Regulation S-K for guidance.

Appendix A, Results of Prior Projects, page 70

7.	We note your response to comment 11 of our letter dated December 29, 2016. For those programs where there was only one investor, please advise if that investor acted in a passive or active capacity. We may have further comment.

Table III – Operating Results, pages 79-86

8.	Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

Table IV – Completed Projects, pages 87-93

9.	Please provide the disclosure as set forth in CF Disclosure Guidance Topic No. 6, e.g., for each of the projects, please provide the annualized return on investment as calculated in Disclosure Guidance Topic No. 6.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Becky Chow at (202)551-6524 or Daniel Gordon, Senior Assistant Chief Accountant, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Markley S. Roderick, Esq. (*via e-mail*)